

TATE &LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2006 NOV -9 A 11: 27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

6 November 2006

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2



06018320

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 6 October 2006 to 5 November 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED

NOV 1 4 2006

THOMSON
FINANCIAL

Enc.

Registered in England: Number 76535. Registered Office as above.

9 October 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 9 October 2006 that as at 4 October 2006 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 53,566,122 ordinary shares in Tate & Lyle PLC, being 10.96 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 57,728,650 ordinary shares in Tate & Lyle PLC as at 20 July 2006 in which they had a notifiable interest which was then 11.83 per cent. of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	2,637	.0005
Barclays Bank PLC	1,689,260	.3456
Barclays Bank PLC	786,807	.1610
Barclays Global Fund Advisors	1,696,458	.3470
Barclays Global Investors Australia Ltd	882,176	.1805
Barclays Bank Trust Company Ltd	13,297	.0027
Barclays Private Bank Ltd	3,000	.0006
Barclays Global Investors Ltd	16,779,056	3.4325
Barclays Capital Securities Ltd	1,878,313	.3842
Barclays Global Investors Canada Ltd	35,713	.0073
Barclays Global Investors Ltd	11,786,673	2.4112
Woolwich Unit Trust Managers Ltd	1,195,910	.2446
Gerrard Ltd	245,631	.0502
Gerrard Ltd	190,462	.0390
Barclays Life Assurance Co Ltd	1,839,213	.3762
Barclays Global Investors Japan Trust & Banking	581,623	.1190
Barclays Global Investors Japan Ltd	281,343	.0576
Barclays Global Investors, N.A.	13,559,834	2.7739
Barclays Capital Inc.	118,716	.0243
Group Holding	**53,566,122**	**10.9579**

Registered Holder	Holding
BANK OF IRELAND	202,753
BANK OF IRELAND	444,374
BANK OF IRELAND	244,188

BANK OF IRELAND	391,685
BANK OF IRELAND	3,459
BANK OF IRELAND	243,787
BANK OF NEW YORK	34,409
BANK OF NEW YORK	18,687
BANK OF NEW YORK	215,884
BANK OF NEW YORK	200,370
BANK OF NEW YORK	526,702
BANK OF NEW YORK	622,180
BANK OF NEW YORK	125,832
BARCLAYS CAPITAL NOMINEES LTD.	118,716
BARCLAYS CAPITAL NOMINEES LTD.	1,878,313
BNP PARIBAS	131,616
BNY (OCS) NOMINEES LTD.	110,764
BNY (OCS) NOMINEES LTD.	273,556
Bank of Ireland Nominees Limited	786,807
Bank of Ireland Nominees Limited	1,689,260
Barclays Global Investors Canada	35,713
Barclays Noms Monument R97	2,637
Barclays Trust Co R69	13,297
CHASE NOMINEES LTD	244,842
CHASE NOMINEES LTD	65,959
CHASE NOMINEES LTD	77,656
CHASE NOMINEES LTD	472,275
CHASE NOMINEES LTD	615,971
CHASE NOMINEES LTD	12,725,309
CHASE NOMINEES LTD	189,697
CHASE NOMINEES LTD	28,392
CHASE NOMINEES LTD	140,262
CHASE NOMINEES LTD	184,147
CHASE NOMINEES LTD	381,169
CHASE NOMINEES LTD	505,462
CHASE NOMINEES LTD	18,302
CHASE NOMINEES LTD	64,412
CIBC MELLON GLOBAL SECURITIES	100,384
CITIBANK	84,209
CITIBANK	124,845
CITIBANK	141,915
CITIBANK	26,964
CREDIT SUISSE ASSET MANAGEMENT	41,594
DEUTSCHE BANK LONDON	4,964
DEUTSCHE BANK LONDON	232,925
Gerrard Nominees Ltd.	2,500
Greig Middleton Nominees Ltd. (GM1)	1,500
Greig Middleton Nominees Ltd. (GM1)	3,000
HSBC	340,126

HSBC	18,309
INVESTORS BANK AND TRUST CO.	1,696,458
INVESTORS BANK AND TRUST CO.	11,105,101
JP MORGAN (BGI CUSTODY)	13,872
JP MORGAN (BGI CUSTODY)	2,644
JP MORGAN (BGI CUSTODY)	9,704
JP MORGAN (BGI CUSTODY)	124,591
JP MORGAN (BGI CUSTODY)	28,949
JP MORGAN (BGI CUSTODY)	772,376
JP MORGAN (BGI CUSTODY)	64,623
JP MORGAN (BGI CUSTODY)	174,492
JP MORGAN (BGI CUSTODY)	293,013
JP MORGAN (BGI CUSTODY)	3,770,867
JP MORGAN (BGI CUSTODY)	101,721
JP MORGAN (BGI CUSTODY)	40,717
JP MORGAN (BGI CUSTODY)	9,152
JP MORGAN (BGI CUSTODY)	38,038
JP MORGAN (BGI CUSTODY)	30,008
JP MORGAN (BGI CUSTODY)	1,267,353
JP MORGAN (BGI CUSTODY)	355,237
JP MORGAN (BGI CUSTODY)	55,326
JP MORGAN (BGI CUSTODY)	86,683
JPMORGAN CHASE BANK	882,176
JPMORGAN CHASE BANK	16,186
JP Morgan Chase Bank	581,623
JP Morgan Chase Bank	174,857
KAS ASSOCIATES	44,023
MELLON	38,587
MELLON BANK	1,009,625
MELLON BANK	48,664
MELLON TRUST OF NEW ENGLAND	135,506
MIDLAND BANK (HSBC BANK PLC)	698,838
Master Trust Bank	53,561
Mellon Trust – US CUSTODIAN	248,315
Mitsui Asset	8,339
NORDEA BANK	10,586
NORTHERN TRUST	386,809
NORTHERN TRUST	11,057
NORTHERN TRUST	3,152
NORTHERN TRUST	102,641
NORTHERN TRUST	66,300
NORTHERN TRUST	355,851
NORTHERN TRUST	701,171
NORTHERN TRUST BANK – BGI SEPA	603,377
R C Greig Nominees Limited	138,122
R C Greig Nominees Limited	189,148

R C Greig Nominees Limited GP1	7,050
R C Greig Nominees Limited GP1	13,110
R C Greig Nominees Limited SA1	8,675
R C Greig Nominees Limited SA1	3,500
R C Greig Nominees Limited a/c AK1	33,948
R C Greig Nominees Limited a/c AK1	26,239
R C Greig Nominees Limited a/c BL1	1,125
R C Greig Nominees Limited a/c BL1	6,195
R C Greig Nominees Limited a/c CM1	1,181
R C Greig Nominees Limited a/c CM1	800
STATE STREET	46,941
STATE STREET	243,089
STATE STREET	128,277
STATE STREET	65,728
STATE STREET	490
STATE STREET	11,496
STATE STREET	15,272
STATE STREET	2,121
STATE STREET BANK & TRUST – WI	255,090
STATE STREET BANK AND TRUST CO	51,800
STATE STREET BOSTON	481,892
STATE STREET TRUST OF CANADA	232,462
The Northern Trust Company – U	163,696
Trust & Custody Services Bank	44,586
UBS	16,841
ZEBAN NOMINEES LIMITED	3,000
Group Holding	**53,566,122**

Tate & Lyle to Exit Eastern Sugar Beet Processing Operations in Central Europe under EU Restructuring Fund

Tate & Lyle announces that Eastern Sugar ("ES"), its joint venture with Saint Louis Sucre SA (a subsidiary of Suedzucker AG) in which Tate & Lyle owns 50%, has today begun the consultation process with employees, beet growers and other stakeholders with a view to renouncing its quotas in Hungary, Czech Republic and Slovakia and applying to the restructuring fund for compensation. This action has been taken following an extensive review of the impact of the new EU Sugar regime on the ES business.

ES was formed in 1991 and consists of three separate operating companies in Hungary, Czech Republic and Slovakia with a total of approximately 800 employees. It operates five beet processing plants and holds combined annual quotas of 280,699 tonnes of sugar. As required under EU legislation, ES will submit restructuring plans to each Government to secure compensation from the EU restructuring fund for the closure of all of these plants and the clearance of the sites.

The ES consultation proposals envisage that the plants will cease processing beets by the end of February 2007, when all of the current campaigns will have been completed, although sugar production will continue for several months at one Czech facility. If the consultation proceeds satisfactorily, a formal application for restructuring aid will be lodged towards the end of November 2006, with the final decision on the grant of restructuring aid expected at the end of February 2007.

Stanley Musesengwa, Chief Operating Officer of Tate & Lyle said "This step is a direct consequence of the EU Commission's reform of the sugar regime which provides a compensatory framework to encourage the early surrender of EU sugar quotas in order to bring EU sugar production, and particularly exports, within the limits imposed by the World Trade Organisation.

"This is the right time to enter into this consultation as the business will inevitably face significant further pressure as the progressively negative impacts of reform of the sugar regime take effect on ES over the next three years. ES would also remain exposed to the possibility of further quota cuts being imposed by the EU across the industry in the event that the voluntary surrender of quota is not successful in obtaining a balance of supply and demand in the EU sweetener market. The EU Commission is monitoring the working of the restructuring fund and will deliver a report on progress by the end of 2008.

"ES's achievements in Czech Republic, Hungary and Slovakia have been made possible by the hard work and ingenuity of our employees and the support of our farmers and suppliers. We are very mindful of the impact on our workforce and beet growers, whom we thank for their commitment and dedication over the last fifteen years. We have achieved an excellent start to our beet campaign this year in all of the ES locations and we are sure that we can rely on the continuing support of our employees and suppliers as we all adapt to the realities of the new EU sugar regime."

FINANCIAL EFFECTS

Tate & Lyle recorded an operating profit of £10 million from its share of ES in the year ended 31 March 2006, the last full year before the reform of the sugar regime. Tate & Lyle's share of fixed assets at that date was approximately £19 million.

Subject to the availability of sufficient funds, compensation from the EU restructuring fund is payable at €730 per tonne of quota surrendered. This amounts to a gross, pre tax value of £139 million (€205 million) for 100% of ES's quota. The EU regulations governing surrender require that a proportion of this amount is allocated to beet growers and machinery contractors. This must be a minimum of 10% of the total and a number of precedent transactions have been concluded at or very near that level. The likely final value of compensation payable to ES cannot be determined with any degree of accuracy until the consultation process has been concluded with all stakeholders and the final redundancy, site decommissioning and associated costs are known, likely around the end of November 2006. A further announcement will be made when appropriate.

Under the regulations, 40% of the compensation will be due to be paid in June 2008 and 60% in February 2009.

END

CONTACTS
Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Rowan Adams, Director of Corporate Communications (Press)
Tel: 020 7626 6525

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website   www.tateandlyle.com.

SPLENDA® is the trademark of McNeil Nutritionals, LLC

Tate & Lyle to Explore the Full or Partial Disposal of its European Starch Operations

Tate & Lyle announces that, following the EU's adoption of a new regulatory regime for the sugar industry which took effect on 1 July 2006, Tate & Lyle has reviewed its plans for the future of its Food & Industrial Ingredients, Europe division ("TALFIIE" or "the business") and has concluded that ownership of the business is no longer an essential element of its strategy to focus on value added ingredients.

Tate & Lyle is therefore exploring the possibility of the full or partial disposal of TALFIIE.

Tate & Lyle believes that the interests of TALFIIE and its employees may be best served by the transfer of all or part of the business to an owner whose objectives and strategy are more closely aligned with the business and its investment opportunities.

Tate & Lyle will continue to develop its value added food ingredients business in Europe through its Global Food Ingredients Group, which includes Cesalpinia Foods Srl. As previously advised, Tate & Lyle will continue to seek to supplement its value added business through the further acquisition of bolt-on ingredient companies.

Iain Ferguson, Chief Executive of Tate & Lyle said "The decision to explore a full or partial disposal of Food & Industrial Ingredients, Europe is in response to the consequences of far reaching reform to the EU sugar regime and builds on the recently announced consultation on the surrender of quota in our Eastern Sugar joint venture. Today's announcement reflects our strategic commitment to focus on growing our value added ingredients business."

Further announcements will be made as appropriate.
END

CONTACTS
Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website   www.tateandlyle.com.
SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

TATE & LYLE BOARD APPOINTMENT

Tate & Lyle PLC announces today that Elisabeth ("Liz") Airey has been appointed as a Non-Executive Director with effect from 1 January 2007.

Liz Airey (47) has over twenty years experience in banking, corporate advisory and finance. She worked from 1990 to 1999 as Finance Director of Monument Oil and Gas plc until its sale to Lasmo plc. She currently has a portfolio of roles including as a director at the oil industry specialist corporate finance boutique, Harrison Lovegrove & Co Limited, as a Non-Executive Director of AMEC plc and as Chairman of both The JP Morgan European Fledgeling Investment Trust PLC and Zetex plc, the quoted semiconductor company.

Sir David Lees, Chairman of Tate & Lyle, said "I am delighted that Liz Airey is to join the Board as a Non-Executive Director. Her extensive financial and business management experience will be of great benefit to the Board."

CONTACTS
Ferne Hudson, Head of Media and Press Relations
Tel: 020 7626 6525 or Mobile 07713 067433

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

Tate & Lyle PLC – 1 November 2006
ANNOUNCEMENT OF INTERIM RESULTS
For the six months ended 30 September 2006

INTERIM RESULTS TO 30 SEPTEMBER (UNAUDITED)	2006	2005
Operating profit before exceptional items and amortisation[1]	£193m	£153m
Operating profit	£189m	£152m
Profit before tax, exceptional items and amortisation[1]	£173m	£136m
Profit before taxation	£169m	£135m
Diluted earnings per share before exceptional items and amortisation	24.3p	19.5p
Diluted earnings per share	23.5p	19.5p
Interim dividend per share	6.2p	5.9p

[1]   Before amortisation of acquired intangible assets ("amortisation") of £4 million (2005 – £2 million) and, in the prior year, an exceptional credit of £1 million.

- **Operating profit before exceptional items and amortisation up 26% at £193 million**
- **Profit before tax, exceptional items and amortisation up 27% at £173 million**
- **Food & Industrial Ingredients, Americas operating profit before amortisation up 58% at £87 million**
- **Since 31 March 2006, net debt reduced by £95 million to £771 million**
- **Strong balance sheet and financial ratios**
- **Interim dividend increased by 5.1% (0.3p) to 6.2p per share**

"We have started the year strongly, mainly due to an excellent performance from Food & Industrial Ingredients, Americas which saw profit growth of 58%.

The increase in our SPLENDA® Sucralose capacity is proceeding to plan. We expect to achieve further margin improvement in the US sweetener pricing round for the 2007 calendar year. Overall, we continue to expect further year-on-year progress in the second half, albeit that the intensifying impact of EU sugar reform together with higher cereal prices in Europe mean that profit growth is likely to be lower than in the first half. "

Sir David Lees   **Iain Ferguson CBE**
Chairman   Chief Executive

An interim statement for the six months ended 30 September 2006 will be posted to shareholders shortly, and will be obtainable from The Company Secretary, Tate & Lyle PLC, Sugar Quay, Lower Thames Street, London EC3R 6DQ.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

Webcast and Conference Call

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, John Nicholas will be audio webcast live at 10.00 (GMT) today. To view the presentation slides and/or listen to a live audio webcast of the presentation, visit http://w.on24.com/r.htm?e=30575&s=1&k=55EE5F7D0B1CBFBED6940959C8C71D07 (link via www.tateandlyle.com or www.hemscott.com). A webcast replay of the presentation will be available for six months, at the links above. A dial-in facility is also available for this presentation.

Dial In (US): +1 334 323 6203

Dial In (UK): +44 (0)20 7162 0125

A replay is scheduled to run from 1 November to 8 November, 2006

Replay (US): +1 954 334 0342

Replay (UK): +44 (0) 0207 031 4064

Passcode: 724765

In addition a conference call for analysts and investors will be held today at 15.00 (GMT), 10.00 (Eastern).

Dial In (US/Canada): (800) 967 7143

Dial In (International): +1 719 457 2631

A replay is scheduled to run from 1 November to 8 November, 2006

Replay (US/Canada): (888) 203 1112

Replay (International): +1 719 457 0820

Passcode: 5300245

STATEMENT OF INTERIM RESULTS for the six months to 30 September 2006

Overview

Sales were up 9% at £2,039 million (£1,868 million), mainly due to a very strong first half in Food & Industrial Ingredients, Americas and a good performance within Sugars, Europe from sugar trading. Exchange translation decreased sales by £20 million.

Operating profit was up 26% at £193 million (£153 million) before a £4 million (£2 million) charge for amortisation and, in the prior year, an exceptional credit of £1 million. Food & Industrial Ingredients, Americas, which saw a strong performance from almost all of its product range, contributed £32 million of this £40 million profit growth. The result also benefited from a £12 million reduction in depreciation following the impairment recognised at 31 March 2006. Good progress was made across the Group in growing the profit contribution from core value added products.

We remain committed to our target for the profit contribution from total value added products to increase by 30% in the year to March 2007.

The net finance expense increased to £20 million (£17 million) due mainly to higher average net debt as we invest for growth, partially offset by a reduced charge relating to the Group's retirement benefit provisions. Interest cover was 9.7 times (9.0 times).

Profit before tax, exceptional items and amortisation for the six months to 30 September 2006 was 27% higher at £173 million (£136 million). Profit before tax was £169 million (£135 million). The effective rate of tax on profit before exceptional items and amortisation was 30.2% (year to 31 March 2006 - 30.2%).

Exchange translation reduced both operating profit and profit before tax by £2 million.

Diluted earnings per share before exceptional items and amortisation were 24.3p (19.5p), and after exceptional items and amortisation were 23.5p (19.5p).

Free cash flow (representing cash generated from operations after interest, taxation and capital expenditure) was £139 million (outflow £14 million), mainly due to a reversal of the working capital cash outflow in the second half of the prior year, which had been due to sugar trading. Capital expenditure in the first half of £128 million was, as expected, similar to expenditure in the prior year of £111 million. Depreciation of £50 million was reduced by £12 million due to the impairment charge taken in the year to 31 March 2006. The net cash flow for the six months was £95 million (outflow £83 million) leading to net debt at 30 September 2006 of £771 million (31 March 2006 - £866 million).

The net debt to earnings before interest, tax, depreciation and total amortisation ("EBITDA") multiple was 1.6 times (1.4 times).

All major capital expansion projects are on schedule: construction of the Bio-PDO™ plant in Loudon, Tennessee is complete and commercial production has been achieved; good progress is being made at the corn wet mills in Loudon and Sagamore, where expansion of the value added facilities is taking place, and the building of a new SPLENDA® Sucralose plant in Singapore is on schedule for mechanical completion in January 2007. A ground breaking ceremony has been held at the site of the new corn wet mill facility in Fort Dodge, Iowa and the project has begun satisfactorily.

The Board has declared an interim dividend of 6.2p per share, an increase of 0.3p (5.1%). This will be paid on 9 January 2007 to shareholders on the register on 8 December 2006.

Segmental Analysis of Operating Profit before Exceptional Items and Amortisation

Food & Industrial Ingredients, Americas

The division performed very strongly across most product categories and profits of £87 million were £32 million higher.

Profitability from value added food and industrial ingredients, commodity sweeteners and ethanol continued to grow with both higher volumes and margin gains.

In the latter part of the period, ethanol prices softened across the industry on increased production and the announcement of further investment in ethanol facilities. With most of our current financial year production sold forward, we do not expect this to have a material impact on our full year results.

The cost of corn, less by-product revenues, was higher and corn futures prices are firming on higher demand estimates.

Our UK fermentation business in Selby has been adversely affected by changes to the EU sugar regime (which became effective from 1 July 2006), which have increased substrate costs for both our citric acid and astaxanthin facilities. Profits in citric acid overall were lower than in the corresponding period.

Almex, our Mexican joint venture, continues to perform well and remains profitable. Tate & Lyle Custom Ingredients (acquired in January 2006) made profits in line with our expectations.

The Bio-PDO^{TM} joint venture in Loudon, Tennessee successfully completed commissioning in October 2006. As expected, start-up losses of £2 million (£2 million) have been incurred. All other major capital expansion projects are on schedule.

The resolution of the trade dispute over sweeteners with Mexico, which will lead to free trade for US high fructose corn syrup into Mexico from 1 January 2008, is good for industry fundamentals as we approach the sweetener pricing round for the 2007 calendar year. Our expectation in these negotiations is to achieve further margin improvement.

Food & Industrial Ingredients, Europe

Profits of £40 million were £12 million higher than in the corresponding period of the prior year. Profits benefited from a £12 million reduction in depreciation as a result of the impairment charge taken in the year to 31 March 2006.

Higher selling prices for both main products and co-products were offset by the impact of higher cereal prices and energy costs. Good growth was achieved in all product sectors but in particular in value added food and industrial ingredients.

Profits in the Eaststarch joint venture business in Central Europe were above those in the comparative period.

Cesalpinia Foods Srl. (acquired in December 2005) made a profit in line with our expectations.

In response to the oversupply in the European sugar market, the EU has declassified 2.5 million tonnes (approximately 14%) of quota, reducing product for sale on domestic markets. This is intended to balance supply and demand in the total European sweetener market and should be a positive influence on pricing in the 2007 calendar year.

As advised in the preliminary announcement of results on 25 May 2006, the current oversupply of sugar in the market and changes to the EU sugar regime (which became effective from 1 July 2006), mean that profits in Food & Industrial Ingredients, Europe for the second half of the financial year ending 31 March 2007 are expected to be significantly lower than in the corresponding period of the prior year. Higher cereal and energy costs are also expected to impact the second half.

Cereal prices, and in particular those for wheat, have risen sharply due to much lower global production (including a lower crop in the EU) combined with increased demand. We shall seek to mitigate these and other cost increases through higher selling prices in the 2007 calendar year pricing round.

On 25 October 2006 we announced that we have concluded that ownership of Food & Industrial Ingredients, Europe is no longer an essential element of our strategy to focus on value added ingredients and that we are exploring the possibility of the full or partial disposal of the business. The timing and outcome of this process are both uncertain and further announcements will be made when appropriate. This decision has been taken as a consequence of the adoption by the EU of a new regulatory regime for the sugar industry, effective from 1 July 2006. Tate & Lyle will continue to develop its value added food ingredients business in Europe through its Global Food Ingredients Group, which includes Cesalpinia Foods Srl. As previously advised, we will continue to seek to supplement our value added business through the further acquisition of bolt-on ingredient companies that offer an attractive strategic fit.

Sucralose

Profits of £33 million from our SPLENDA® Sucralose business were in line with the comparative period.

Sales totalled £73 million (£74 million). Sales in the first half year have been affected by two main factors.

Firstly, our supply allocation policy was relaxed at the start of the financial year and customers took this as a signal to reduce their inventory to normal industry levels. Secondly, we experienced production disruptions in Alabama as we brought new equipment on-stream. As a consequence, during the commissioning period we remained cautious about committing significant capacity to customers to build sales until we had achieved reliable production ramp-up.

There have been a number of major product launches both in the US and, as we broaden our customer base, in Latin America and Europe.

Demand continued to outstrip production and we finished the half year with low inventories. The doubling of SPLENDA® Sucralose capacity in Alabama is now mechanically complete and production ramp-up is ongoing. In Singapore, construction of the new facility is on schedule for mechanical completion in January 2007. Start-up costs were £5 million (£2 million,) in the first half and are expected to total £11 million in the full year.

For the second half of the financial year, we expect to see year-on-year demand growth in the food, beverage and pharmaceutical sectors, especially with our global key accounts.

Sugars, Americas & Asia

Profits of £7 million were £6 million below those in the comparative period mainly due to a mark-to-market loss on raw sugar stocks of £6 million (gain £2 million) at Tate & Lyle Canada.

Nghe An Tate & Lyle in Vietnam performed in line with the previous period. Occidente, our Mexican joint venture, performed well and profits improved on better sugar pricing.

Sugars, Europe

Profits of £26 million were £2 million higher with reduced earnings from EU sugar refining operations being more than offset by improved profits from sugar trading.

As expected, profitability in Sugars, Europe has continued to be affected by lower domestic sales prices in our EU sugar refining businesses due to an oversupply of sugar in the market. The declassification of quota (detailed under Food & Industrial Ingredients, Europe, above) is expected to be a positive influence on sugar pricing in the 2007 calendar year pricing round. We continue to believe that our sugar refineries have a long term economic future and as part of this commitment we intend to undertake specific investments in efficiency, capacity, raw sugar supply and end-markets for our sugar production.

Sugar prices have fallen from highs in excess of US$18 cents per pound at the beginning of the year to around US$11 cents per pound, and we do not expect the level of sugar trading profits in the first half to be repeated in the second half.

Trading at our Eastern Sugar joint venture sugar beet operations (in which Tate & Lyle owns 50%) was in line with the previous year. On 10 October 2006, we announced that Eastern Sugar had begun a consultation process with employees, beet growers and other stakeholders with a view to renouncing its quotas in Hungary, Czech Republic and Slovakia and applying to the restructuring fund for compensation. This action has been taken following an extensive review of the impact of the new EU sugar regime on Eastern Sugar. The consultation proposals envisage that the plants will cease processing beets by the end of February 2007, when all of the current campaigns will have been completed. If the consultation proceeds satisfactorily, a formal application for restructuring aid will be lodged towards the end of November 2006, with the final decision on the grant of restructuring aid expected at the end of February 2007. The final value of compensation payable to Eastern Sugar cannot be determined with any degree of accuracy until the consultation process has been completed and the plan for restructuring aid has been prepared.

Directors

As previously announced, Simon Gifford retired as Group Finance Director and from the Board of Tate & Lyle at the Annual General Meeting on 19 July 2006, and from the Company on 1 October 2006. John Nicholas, formerly Group Finance Director of Kidde PLC, joined Tate & Lyle on 1 June 2006 and was appointed as Group Finance Director and as a member of the Board from the close of the Annual General Meeting on 19 July 2006.

Carole Piwnica also retired as a non-executive director at the Annual General Meeting on 19 July 2006. On 31 October 2006, we announced the appointment of Liz Airey as a non-executive director from 1 January 2007.

Outlook

We have started the year strongly, mainly due to an excellent performance from Food & Industrial Ingredients, Americas which saw profit growth of 58%.

The increase in our SPLENDA® Sucralose capacity is proceeding to plan. We expect to achieve further margin improvement in the US sweetener pricing round for the 2007 calendar year. Overall, we continue to expect further year-on-year progress in the second half, albeit that the intensifying impact of EU sugar reform together with higher cereal prices in Europe mean that profit growth is likely to be lower than in the first half.

Sir David Lees   Iain Ferguson CBE
Chairman

Outlook

We have started the year strongly, mainly due to an excellent performance from Food & Industrial Ingredients, Americas which saw profit growth of 58%.

The increase in our SPLENDA® Sucralose capacity is proceeding to plan. We expect to achieve further margin improvement in the US sweetener pricing round for the 2007 calendar year. Overall, we continue to expect further year-on-year progress in the second half, albeit that the intensifying impact of EU sugar reform together with higher cereal prices in Europe mean that profit growth is likely to be lower than in the first half.

Sir David Lees   Iain Ferguson CBE
Chairman   Chief Executive

INDEPENDENT REVIEW REPORT TO TATE & LYLE PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim statement of recognised income and expense, the consolidated interim cash flow statement and the notes to the interim statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed.

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
31 October 2006

CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

	Notes	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Sales	2	2,039	1,868	3,720
Operating profit	2	189	152	75
Interest income	4	28	23	45
Finance expense	4	(48)	(40)	(78)
Profit before tax		169	135	42
Income tax expense	5	(52)	(39)	(69)
Profit/(loss) for the period		117	96	(27)
Profit/(loss) for the period attributable to:				
Equity holders of the Company		115	94	(30)
Minority interest		2	2	3
Profit/(loss) for the period		117	96	(27)
Earnings/(loss) per share attributable to the equity holders of the Company		pence	pence	pence
– basic	6	23.9	19.8	(6.3)
– diluted	6	23.5	19.5	(6.3)
Dividends per share		pence	pence	pence
– proposed	7	6.2	5.9	20.0
– paid	7	14.1	13.7	19.6

All activities relate to continuing operations

Analysis of profit before tax				
Profit before tax		169	135	42
Add back:				
Exceptional items	3	–	(1)	248
Amortisation of acquired intangible assets	3	4	2	5
Profit before tax, exceptional items and amortisation of acquired intangible assets		173	136	295

9

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Net exchange differences	(52)	31	23
Employee post-employment benefits:			
− net actuarial (losses)/gains in post-employment benefit plans	(34)	(1)	40
− deferred taxation recognised directly in equity	11	&ndash;	(12)
Net valuation losses on available-for-sale financial assets	(1)	&ndash;	(1)
Net profit/(loss) on cash flow hedges, net of tax	-	4	(3)
Net (loss)/profit recognised directly in equity	(76)	34	47
Profit/(loss) for the period	117	96	(27)
Total recognised income and expense for the period	41	130	20
Adoption of IAS32 and IAS39	&ndash;	7	7
	41	137	27
Attributable to:			
Equity holders of the Company	39	135	24
Minority interests	2	2	3
	41	137	27

CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

	Notes	30 September 2006 £m	30 September 2005 restated £m	31 March 2006 restated £m
ASSETS				
Non-current assets				
Intangible assets		253	193	263
Property, plant and equipment		1,221	1,358	1,217
Investments in associates		4	3	4
Available-for-sale financial assets		17	18	17
Derivative financial instruments	8	39	32	28
Deferred tax assets		8	5	7
Trade and other receivables		19	7	8
		1,561	1,616	1,544
Current assets				
Inventories		411	378	456
Trade and other receivables		527	501	482
Current tax assets		18	20	32
Derivative financial instruments	8	136	34	282
Cash and cash equivalents	8	546	290	158
		1,638	1,223	1,410
TOTAL ASSETS		3,199	2,839	2,954
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Company's equity holders:				
Share capital		122	122	122
Share premium		402	397	400
Other reserves		(4)	154	56
Retained earnings		374	357	327
		894	1,030	905
Minority interest		34	33	35
TOTAL SHAREHOLDERS' EQUITY	9	928	1,063	940
LIABILITIES				
Non-current liabilities				
Trade and other payables		2	4	3
Borrowings	8	762	822	543
Derivative financial instruments	8	22	14	28
Deferred tax liabilities		51	45	60
Retirement benefit obligations		183	247	172
Provisions for other liabilities and charges		64	87	71
		1,084	1,219	877
Current liabilities				
Trade and other payables		418	377	382
Current tax liabilities		20	29	30
Borrowings and bank overdrafts	8	577	108	493
Derivative financial instruments	8	151	16	202
Provisions for other liabilities and charges		21	27	30
		1,187	557	1,137
TOTAL LIABILITIES		2,271	1,776	2,014
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,199	2,839	2,954

CONSOLIDATED INTERIM CASH FLOW STATEMENT (UNAUDITED)

	Notes	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Cash flows from operating activities				
Profit before tax		**169**	135	42
Adjustments for:				
Depreciation and impairment of property, plant and equipment		**50**	63	125
Non – cash exceptional items		**–**	–	248
Amortisation of intangible assets		**6**	3	8
Share based payments		**3**	2	5
Profit on disposal of property, plant and equipment		**–**	(1)	–
Interest income	4	**(28)**	(23)	(45)
Interest expense	4	**48**	40	78
Changes in working capital		**74**	(53)	(211)
Cash generated from operations		**322**	166	250
Interest paid		**(28)**	(29)	(65)
Income tax paid		**(43)**	(52)	(98)
Net cash generated from operating activities		**251**	85	87
Cash flows from investing activities				
Proceeds on disposal of property, plant and equipment		**1**	1	4
Interest received		**16**	12	38
Acquisitions of subsidiaries, net of cash acquired		**–**	3	(69)
Purchase of property, plant and equipment		**(128)**	(111)	(273)
Purchase of intangible assets and other non-current assets		**(7)**	–	(2)
Net cash flows used in investing activities		**(118)**	(95)	(302)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**12**	4	16
Proceeds from/(repayments of) borrowings		**319**	(30)	78
Dividends paid to the Company's equity holders		**(68)**	(65)	(93)
Net cash flows from financing activities		**263**	(91)	1
Net increase/(decrease) in cash and cash equivalents	8	**396**	(101)	(214)
Cash and cash equivalents:				
Balance at beginning of period		**158**	384	384
Impact of IAS32/39 adoption		**–**	(9)	(9)
Balance at beginning of period, restated		**158**	375	375
Effect of changes in foreign exchange rates		**(8)**	16	(3)
Net increase/(decrease) in cash and cash equivalents		**396**	(101)	(214)
Balance at end of period		**546**	290	158

1. Presentation of interim financial statements

General information

The principal activities of Tate & Lyle PLC are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates more than 65 production facilities in 29 countries, and in numerous partnerships and joint ventures, located predominantly in Europe, the Americas and in South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Sugar Quay, Lower Thames Street, London EC3R 6DQ. The Company has its primary listing on the London Stock Exchange.

Basis of preparation

This financial information has been prepared in accordance with the Listing rules of the Financial Services Authority.

These consolidated interim statements should be read in conjunction with the Group's Annual Report and Accounts for the year ended 31 March 2006 and have been prepared using the accounting policies set out in that report, except for the restatement for the adoption of IFRIC4 *'Determining whether an arrangement contains a lease'*. These policies have been consistently applied to all the results presented. In accordance with IFRIC4 an additional £8 million of assets have been recognised in property, plant and equipment at 31 March 2006 (30 September 2005 - £3 million) offset by the recognition of the associated finance lease creditors of £8 million (30 September 2005 - £3 million) in borrowings. Net debt at 31 March 2006 has been restated from £858 million to £866 million (30 September 2005 - £612 million to £615 million). There has been no material impact on the income statement for the year ended 31 March 2006 or for the period ended 30 September 2005.

The Group has chosen not to early adopt IAS34 *'Interim Financial Statements'* in preparing its interim statement.

Statutory financial statements

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The Group's statutory financial statements for the year to 31 March 2006 were prepared under International Financial Reporting Standards as adopted by the European Union and filed with the Registrar of Companies. The auditors, PricewaterhouseCoopers LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

NOTES TO INTERIM STATEMENT (UNAUDITED)
For the six months to 30 September 2006 (continued)

2. Segment information

The segment results for the six months to 30 September 2006 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	617	427	73	151	859	2,127
Inter-segment sales	(2)	(14)	–	–	(72)	(88)
External sales	615	413	73	151	787	2,039
Operating profit						
Before exceptional items and amortisation of acquired intangible assets (note 3)	87	40	33	7	26	193
Amortisation of acquired intangible assets	(1)	(1)	(2)	–	–	(4)
Operating profit	86	39	31	7	26	189
Net finance expense						(20)
Profit before tax						169

The segment results for the six months to 30 September 2005 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	550	414	74	129	785	1,952
Inter-segment sales	(3)	(20)	–	–	(61)	(84)
External sales	547	394	74	129	724	1,868
Operating profit						
Before exceptional items and amortisation of acquired intangible assets (note 3)	55	28	33	13	24	153
Exceptional items	–	–	–	–	1	1
Amortisation of acquired intangible assets	–	–	(2)	–	–	(2)
Operating profit	55	28	31	13	25	152
Net finance expense						(17)
Profit before tax						135

The segment results for the year to 31 March 2006 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	1,133	759	142	273	1,559	3,866
Inter-segment sales	(6)	(40)	–	–	(100)	(146)
External sales	1,127	719	142	273	1,459	3,720
Operating profit						
Before exceptional items and amortisation of acquired intangible assets (note 3)	125	46	68	27	62	328
Exceptional items	14	(263)	–	1	–	(248)
Amortisation of acquired intangible assets	(1)	–	(4)	–	–	(5)
Operating profit	138	(217)	64	28	62	75
Net finance expense						(33)
Profit before tax						42

3. Operating profit

Operating profit for the period is stated after the following (charges)/credits:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Exceptional items	–	1	(248)
Amortisation of acquired intangible assets	(4)	(2)	(5)
	(4)	(1)	(253)

Exceptional items are as follows:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Profit on disposal of property, plant and equipment	–	1	–
Impairment losses (a)	–	–	(272)
US healthcare benefit curtailment (b)	–	–	24
	–	1	(248)

(a) The prior year impairment losses comprised two items: a £263 million impairment of property, plant and equipment in Food & Industrial Ingredients, Europe arising from the expected impact of the new EU sugar regime regulations; and a £9 million impairment of property, plant and equipment in the UK Citric Acid business, reported as part of the Food & Industrial Ingredients, Americas division.

(b) The exceptional credit in the prior year arose from a change in benefits provided to certain members of the Group's US Healthcare Scheme following changes to the US government healthcare provisions.

4. Interest income and finance expense

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Interest income	28	23	45
Finance expense			
Interest expense on bank and other borrowings	(49)	(36)	(73)
Net finance (expense)/income arising on defined benefit retirement schemes:			
· interest expense	(34)	(34)	(68)
· expected return on plan assets	35	32	65
Unwinding of discounts in provisions	(1)	(1)	(2)
Fair value gain/(loss) on interest-related derivative instruments	1	(1)	–
Finance expense	(48)	(40)	(78)
Net finance expense	(20)	(17)	(33)

5. Income tax expense

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
UK taxation	(6)	9	16
Overseas taxation	58	30	53
Income tax expense	52	39	69

6. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months to 30 September 2006	Six months to 30 September 2005	Year to 31 March 2006
Profit/(loss) attributable to equity holders of the Company (£million)	115	94	(30)
Weighted average number of ordinary shares in issue (millions)	481.3	475.6	476.7
Basic earnings/(loss) per share (pence per share)	23.9p	19.8p	(6.3)p

Diluted

Diluted earnings/(loss) per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Dilutive potential ordinary shares arise from share options. For these, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months to 30 September 2006	Six months to 30 September 2005	Year to 31 March 2006
Profit/(loss) attributable to equity holders of the Company (£million)	115	94	(30)
Weighted average number of ordinary shares in issue (millions)	481.3	475.6	476.7
Adjustments for dilutive effect of share options (millions) (note a)	7.8	6.7	–
Weighted average number of ordinary shares for diluted earnings per share (millions)	489.1	482.3	476.7
Diluted earnings/(loss) per share (pence per share)	23.5p	19.5p	(6.3)p

(a) The adjustment for the dilutive effect of share options in the year to 31 March 2006 has not been reflected in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets (see note 3), as follows:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Profit/(loss) attributable to equity holders of the Company	115	94	(30)
Adjustments for:			
- exceptional items (note 3)	–	(1)	248
- exceptional items attributable to minority interests	–	–	(1)
- amortisation of acquired intangible assets (note 3)	4	2	5
- tax effect on the above adjustments	–	(1)	(20)
Adjusted profit	119	94	202
Adjusted basic earnings per share (pence per share)	24.7p	19.8p	42.4p
Weighted average number of ordinary shares for diluted earnings per share (millions)	489.1	482.3	484.3
Adjusted diluted earnings per share (pence per share)	24.3p	19.5p	41.7p

7. Dividends

The directors have declared an interim dividend of £30 million out of the profit for the six months to 30 September 2006 (30 September 2005 - £28 million), representing 6.2p per share (30 September 2005 - 5.9p), payable on 9 January 2007. The final dividend for the year to 31 March 2006 of £68 million, representing 14.1p per share, was paid during the six months to 30 September 2006.

8. Net debt

The components of the Group's net debt profile are as follows:

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Non-current borrowings	(762)	(822)	(543)
Current borrowings and overdrafts [(1)]	(577)	(108)	(493)
Cash and cash equivalents	546	290	158
Debt-related derivative instruments [(2)]	22	25	12
Net debt	(771)	(615)	(866)

Movements in the Group's net debt profile are as follows:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Balance at the beginning of period	(866)	(471)	(471)
Impact of IAS32/39 adoption	–	(58)	(58)
Impact of IFRIC4 adoption	–	(3)	(3)
Balance at beginning of period, restated	(866)	(532)	(532)
Increase/(decrease) in cash and cash equivalents in the period	396	(101)	(214)
(Proceeds from)/repayments of borrowings	(319)	30	(78)
Borrowing arising on acquisitions	–	–.	(6)
Inception of finance leases	(13)	–	(5)
Exchange differences	31	(12)	(31)
Decrease/(increase) in net debt in the period	95	(83)	(334)
Balance at end of period	(771)	(615)	(866)

(1) Borrowings and overdrafts at 30 September 2006 include £99 million (30 September 2005 – £45 million, 31 March 2006 - £101 million) in respect of securitised receivables.

(2) Derivative financial instruments presented within assets and liabilities in the balance sheet of £2 million net (30 September 2005 - £36 million net; 31 March 2006 - £80 million net) comprise net debt-related instruments of £22 million net (30 September 2005 - £25 million net; 31 March 2006 - £12 million net) and non debt-related instruments of £(20) million net (30 September 2005, £11 million net; 31 March 2006 – £68 million net).

9. Consolidated statement of changes in shareholders' equity

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year to 31 March 2006 £m
Balance at the beginning of period	940	983	983
Impact of IAS32/39 adoption	–	7	7
Balance at beginning of period, restated	940	990	990
(Loss)/profit recognised directly in equity	(76)	34	47
Profit/(loss) for the period	117	96	(27)
Share-based payments, including tax	3	4	7
Dividends	(68)	(65)	(93)
Ordinary shares issued	12	4	16
Balance at end of period	928	1,063	940

10. Post balance sheet events

On 10 October 2006, the Group announced that Eastern Sugar had begun a consultation process with employees, beet growers, and other stakeholders with a view to renouncing its quotas in Hungary, Czech Republic and Slovakia and applying to the restructuring fund for compensation. This action has been taken following an extensive review of the impact of the new EU sugar regime on Eastern Sugar.

On 25 October 2006, the Group announced that it has concluded that ownership of Food & Industrial Ingredients, Europe is no longer an essential element of the Group's strategy to focus on value added ingredients and that the Group is exploring the possibility of the full or partial disposal of the business.

11. Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of the Group's principal overseas operations:

Average exchange rates	Six months to 30 September 2006	Six months to 30 September 2005	Year to 31 March 2006
US Dollar £1 = $	1.85	1.82	1.79
Euro £1 = €	1.46	1.47	1.47
Canadian Dollar £1 = C$	2.08	2.23	2.13

Period end exchange rates	30 September 2006	30 September 2005	31 March 2006
US Dollar £1 = $	1.87	1.77	1.74
Euro £1 = €	1.48	1.47	1.43
Canadian Dollar £1 = C$	2.08	2.06	2.03

Net margin analysis

	Six months to 30 September 2006 %	Six months to 30 September 2005 %	Year to 31 March 2006 %
Before exceptional items and amortisation of acquired intangibles			
Food & Industrial Ingredients, Americas	**14.1**	10.1	11.1
Food & Industrial Ingredients, Europe	**9.7**	7.1	6.4
Sucralose	**45.2**	44.6	47.9
Sugars, Americas & Asia	**4.6**	10.1	9.9
Sugars, Europe	**3.3**	3.3	4.2
Group	**9.5**	8.2	8.8
After exceptional items and amortisation of acquired intangibles			
Food & Industrial Ingredients, Americas	**14.0**	10.1	12.2
Food & Industrial Ingredients, Europe	**9.4**	7.1	(30.2)
Sucralose	**42.5**	41.9	45.1
Sugars, Americas & Asia	**4.6**	10.1	10.3
Sugars, Europe	**3.3**	3.5	4.2
Group	**9.3**	8.1	2.0 .

Ratio analysis

	Six months to 30 September 2006	Six months to 30 September 2005	Year to 31 March 2006
Net debt to EBITDA			
= Net debt	771	615	866
Annualised pre-exceptional EBITDA	(2 x 245)	(2 x 217)	456
	= 1.6 times	= 1.4 times	= 1.9 times
Gearing			
= Net debt	771	615	866
Total net assets	928	1,063	940
	= 83%	= 58%	= 92%
Interest cover			
= Operating profit before amortisation of acquired intangibles and exceptional items			
Net interest and finance expense			
	193	153	328
	20	17	33
	= 9.7 times	= 9.0 times	= 9.9 times
Return on Net Operating Assets			
= Annualised profit before interest, tax and exceptional items			
Average net operating assets			
	(2 x 189)	(2 x 151)	323
	1,801	1,649	1,712
	= 21.0%	= 18.3%	= 18.9%
Net operating assets are calculated as:			
Total net assets	928	1,063	940
Add back net borrowings (see note 7)	771	615	866
Add back net tax liabilities	45	49	51
Net operating assets	1,744	1,727	1,857
Average net operating assets (i)	1,801	1,649	1,712

(i) Average Net Operating Assets for the period to 30 September 2005 have been calculated using opening net assets at 1 April 2005 which, following the adoption of IAS39, were £69 million higher than at 31 March 2005.